Filed by US Alliance Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Northern Plains Capital Corporation
Commission File No.: 333-218389

July 17, 2017

Dear Shareholders,

Thank you for being a valued shareholder of Northern Plains Capital Corporation. We appreciate your continued support to make our subsidiary, Dakota Capital Life, a strong, vibrant company.

Last month at our annual shareholder meeting, our shareholders considered a motion for preliminary approval of a merger with US Alliance Corporation. As part of the merger, NPCC shareholders will receive stock in US Alliance. As explained in the materials distributed before the meeting and by the presentation at the meeting, our goal is to preserve and grow shareholder value, and we think this merger is the best way to do that. We are pleased the shareholders overwhelmingly agreed by stating their intent to vote over 1.5 million shares in favor of the merger. However, due to rules of the Securities and Exchange Commission (SEC), we were unable to officially vote on the merger until US Alliance completed the filing of a registration statement with the SEC to register the shares of US Alliance stock that will be issued to NPCC shareholders in the merger.

Next step, re-convene annual shareholder meeting. US Alliance’ registration statement has now been declared effective by the SEC, which allows the deal to move forward. The final documents, including the final prospectus, a notice that we will reconvene the annual shareholder meeting, and a new proxy allowing people to change their prior voting instructions if they choose to do so, can be found and printed at the following link:

http://dakotacapitallife.com/npcc/Shareholdermeeting/proxycard/

If you would like a physical copy of the documents please call our office at 701-258-1499 or email us at info@nplainscaital.com. You can also feel free to stop by the office for a printed copy. We are located at 107 W Main Ave, Suite 325, Bismarck ND 58501.

Re-convened annual shareholder meeting location. The re-convened annual shareholder meeting to finalize the approval of the transaction will be held at the Northern Plains Capital and Dakota Capital Life’s office located at 107 W Main Ave, Suite 325, Bismarck ND 58501 on July 28, 2017.

At this time no action is needed on your part if you are satisfied with the voting instructions stated on your original proxy card.

Very warmest regards,

Jim Poolman

Chairman of the Board

107 W Main Ave, Suite 325 ■ PO Box 975 ■ Bismarck, ND 58502-0975 ■ p 701.258.1499 ■ f 701.258.2102 ■ nplainscapital.com